Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA MARCH 13, 2006

BAYTEX ENERGY TRUST ANNOUNCES DATE FOR COMMENCEMENT OF
TRADING ON THE NEW YORK STOCK EXCHANGE

CALGARY, ALBERTA (March 13, 2006) - Baytex Energy Trust (TSX – BTE.UN) is pleased to announce that at 9:30 a.m. eastern time on Monday, March 27th, 2006, the management team led by Raymond T. Chan, President and CEO, will ring the bell to commence trading of the Baytex Energy Trust units on the New York Stock Exchange (“NYSE”). The units will trade under the symbol BTE.

Baytex believes that the NYSE listing will improve the trading liquidity of the trust units and further enhance future access to the capital markets in the United States.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and will trade on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number:  1-800-524-5521

Website:  www.baytex.ab.ca